SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

Tektronix, Inc.

(Name of Subject Company)

Tektronix, Inc.

(Names of Person(s) Filing Statement)

Common Stock, no par value,
including the preferred share purchase rights attached thereto

(Title of Class of Securities)

879131100

(CUSIP Number of Class of Securities)

James F. Dalton

Sr. Vice President and General Counsel

Tektronix, Inc.

14200 SW Karl Braun Dr.

Beaverton, Oregon 97077

(503) 627-6700

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Henry H. Hewitt

Margaret Hill Noto

Stoel Rives LLP

900 SW Fifth Avenue, Suite 2600

Portland, Oregon 97204-1268

(503) 224-3380

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT INFORMATION

This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Tektronix, Inc. (“Tektronix”) common stock described in this filing has not commenced. At the time the expected tender offer is commenced, Danaher Corporation and Raven Acquisition Corp. expect to file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Tektronix expects to file a solicitation/recommendation statement with respect to the tender offer. Investors and Tektronix shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement prior to making any decisions with respect to the tender offer because they will contain important information, including the terms and conditions of the tender offer. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of Tektronix at no expense to them. These documents will also be available at no charge at the SEC’s website at www.sec.gov.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This filing, including the exhibits hereto, contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they do not materialize or prove incorrect, could cause results to differ materially from those expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are statements that could be forward-looking statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the closing of the tender offer or the merger set forth in the merger agreement will not be satisfied; obtaining regulatory approvals if required for the transaction; changes in Tektronix’s business during the period between now and the closing; and other risks described from time to time in Tektronix’s SEC periodic reports and filings. Tektronix assumes no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

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Item 9. Exhibits.

(d)          Exhibits

99.1	Joint Press Release dated October 15, 2007 issued by Danaher Corporation and Tektronix, Inc.
99.2	Transcript of a webcast conducted by Tektronix, Inc. on October 15, 2007.
99.3	Articles from Tektronix Currents publication emailed to all Tektronix employees on October 15, 2007.